UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Algonquin Power & Utilities Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

015857105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 18, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		62,141,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

62,141,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,141,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		32,248,050
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

32,248,050
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,248,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,806,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,806,900
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,806,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,943,580
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,943,580
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,943,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,262,627
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,262,627
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,262,627
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,206,207
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,206,207
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,206,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,658,475
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,658,475
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,658,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,658,475
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,658,475
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,658,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,864,682
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,864,682
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,864,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD G FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,679,719
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,679,719
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,679,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE G GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,679,719
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,679,719
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,679,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		39,927,769
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

39,927,769
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,927,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

PN

13

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		39,927,769
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

39,927,769
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,927,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

OO

14

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		62,141,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

62,141,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,141,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

15

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		62,141,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

62,141,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,141,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

16

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		62,141,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

62,141,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,141,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

17

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		62,141,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

62,141,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,141,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		62,141,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

62,141,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,141,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

BRETT C. CARTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,071
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,071
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,071
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

CHRISTOPHER LOPEZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,850
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,850
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

21

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

ROBERT A. SCHRIESHEIM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		52,615
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

52,615
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 015857105

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Agreement defined and described in Item 4 below, Brett C. Carter, Christopher Lopez and Robert A. Schriesheim are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 5. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard G LP, Starboard X Master II and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 32,248,050 Shares beneficially owned by Starboard V&O III Fund is approximately $267,629,660, excluding brokerage commissions. The aggregate purchase price of the 3,806,900 Shares beneficially owned by Starboard S LLC is approximately $31,992,268, excluding brokerage commissions. The aggregate purchase price of the 2,943,580 Shares beneficially owned by Starboard C LP is approximately $24,738,513, excluding brokerage commissions. The aggregate purchase price of the 1,658,475 Shares beneficially owned by Starboard L Master is approximately $13,938,278, excluding brokerage commissions. The aggregate purchase price of the 7,679,719 Shares beneficially owned by Starboard G LP is approximately $45,673,809, excluding brokerage commissions The aggregate purchase price of the 8,262,627 Shares beneficially owned by Starboard X Master II is approximately $68,353,762, excluding brokerage commissions. The aggregate purchase price of the 5,541,649 Shares held in the Starboard Value LP Account is approximately $46,571,705, excluding brokerage commissions.

The Shares purchased by Mr. Carter were purchased with personal funds in the open market. The aggregate purchase price of the 2,071 Shares beneficially owned by Mr. Carter is approximately $12,670, including brokerage commissions.

The Shares purchased by Mr. Lopez were purchased with personal funds in the open market. The aggregate purchase price of the 2,850 Shares beneficially owned by Mr. Lopez is approximately CAD$23,608, including brokerage commissions.

The Shares purchased by Mr. Schriesheim were purchased with personal funds in the open market. The aggregate purchase price of the 52,615 Shares beneficially owned by Mr. Schriesheim is approximately $326,213, excluding brokerage commissions.

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CUSIP No. 015857105

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 18, 2024, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into an agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to (i) immediately increase the size of the Board from nine (9) to ten (10) directors and appoint Brett C. Carter as a director and (ii) nominate Christopher Lopez (each a “New Director” and together, the “New Directors”) for election to the Board at the Issuer’s 2024 annual meeting of shareholders (the “2024 Annual Meeting”). The Issuer further agreed that the Board will nominate nine (9) individuals, including the New Directors, for election to the Board at the 2024 Annual Meeting for terms expiring at the Issuer’s 2025 annual meeting of shareholders (the “2025 Annual Meeting”), and will recommend, support and solicit proxies for the election of the New Directors at the 2024 Annual Meeting in the same manner as it recommends, supports, and solicits proxies for the election of the Issuer’s other director nominees up for election at the 2024 Annual Meeting.

Pursuant to the terms of the Agreement, the Issuer also agreed, among other things, (i) that during the period following the date of the Agreement through the conclusion of the 2024 Annual Meeting, the size of the Board will not be increased to more than ten (10) directors and upon conclusion of the 2024 Annual Meeting through the expiration of the Standstill Period (as defined below), the size of the Board will not be increased to more than nine (9) directors, in each case without the prior written consent of Starboard, (ii) to appoint at least one New Director (a) to any committee of the Board that is, or will be, tasked with the responsibilities related to the CEO search process and/or CEO succession planning, including any special committee or sub-committee of the Board that is tasked with the responsibilities related to the CEO search process and/or CEO succession planning, and (b) to any committee of the Board that is, or will be, tasked with the responsibilities related to exploring a sale of the Issuer’s Renewable Energy Group, including any special committee or sub-committee of the Board that is tasked with the responsibilities related to exploring a sale of the Issuer’s Renewable Energy Group; provided, however, that the Issuer agreed to appoint each of the New Directors to at least two (2) committees of the Board upon his respective appointment or election as a director, as applicable.

The Agreement also provides that if any New Director (or any replacement director thereof) is unable or unwilling to serve as a director or ceases to be a director for any reason at any time prior to the expiration of the Standstill Period, then Starboard has the ability to recommend a substitute person to serve on the Board who meets certain qualifications in accordance with the terms and procedures set forth in the Agreement. Starboard’s rights with respect to the replacement of the New Directors are contingent upon Starboard beneficially owning in the aggregate at least the lesser of 3% of the Issuer’s then-outstanding Shares and 20,689,757 Shares.

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CUSIP No. 015857105

Pursuant to the terms of the Agreement, Starboard irrevocably withdrew its nomination of director candidates for election to the Board at the 2024 Annual Meeting and any related materials or notices submitted to the Issuer in connection therewith. Starboard also agreed, among other things, that it will appear in person or by proxy at the 2024 Annual Meeting and vote all of the Shares beneficially owned by it at the 2024 Annual Meeting (i) in favor of all directors nominated by the Board for election, (ii) in favor of the appointment of the Issuer’s auditor for the ensuing year, (iii) in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal, and (iv) in accordance with the Board’s recommendation with respect to any other Issuer proposal or shareholder proposal presented at the 2024 Annual Meeting; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Issuer’s “say-on-pay” proposal or any other Issuer proposal or shareholder proposal presented at the 2024 Annual Meeting (other than proposals relating to the election or removal of directors), then Starboard is permitted to vote in accordance with the ISS or Glass Lewis recommendation. The Agreement further provides that Starboard shall be permitted to vote in its sole discretion on any proposal of the Issuer in respect of any extraordinary transaction, including any merger, acquisition, amalgamation, tender offer, exchange offer, recapitalization, restructuring, disposition, distribution, spin-off, asset sale, joint venture or other business combination involving the Issuer or any of its subsidiaries or that would result in (i) any person becoming a beneficial owner, directly or indirectly, of securities of the Issuer representing more than fifty percent (50%) of the equity interests and voting power of the Issuer’s then-outstanding equity securities or (ii) the Issuer entering into a share-for-share transaction whereby immediately after the consummation of the transaction the Issuer’s shareholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity’s then-outstanding equity securities.

Starboard also agreed to certain customary standstill provisions, effective as of the date of the Agreement until the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of shareholder nominations for the 2025 Annual Meeting pursuant to the Issuer’s By-Law No. 5 and (y) the date that is seventy-five (75) days prior to the first anniversary of the 2024 Annual Meeting (the “Standstill Period”), prohibiting it from, among other things, (i) soliciting proxies or consents with respect to securities of the Issuer, (ii) entering into a voting agreement or forming, joining or participating in a “group” with other shareholders of the Issuer, other than certain affiliates of Starboard, (iii) seeking or submitting or knowingly encouraging any person to submit nominees in furtherance of a contested solicitation for the appointment, election or removal of directors; provided, however, that Starboard may take actions to identify director candidates in connection with the 2025 Annual Meeting so long as such actions do not create a public disclosure obligation for Starboard or the Issuer, are not publicly disclosed by Starboard, and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard’s normal practices in the circumstances, (iv) submitting any proposal for consideration by shareholders of the Issuer at any annual or special meeting of shareholders or through any written resolution of shareholders, affirmatively soliciting a third party to make an acquisition proposal, commenting on any third-party acquisition proposal prior to such proposal becoming public, or requisitioning or seeking to requisition a special meeting of shareholders or action by a written resolution, (v) seeking, alone or in concert with others, representation on the Board other than as described in the Agreement, or (vi) advising, knowingly encouraging, knowingly supporting, or knowingly influencing any person with respect to the voting or disposition of the Shares.

The Issuer and Starboard also made certain customary representations, agreed to mutual non-disparagement provisions, and the Issuer agreed to issue a mutually agreeable press release announcing certain terms of the Agreement.

The Issuer and Starboard also entered into a non-disclosure agreement for purposes of sharing information and having discussions relating to the pursuit of a sale of the Issuer’s Renewable Energy Business and the Issuer’s CEO search.

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CUSIP No. 015857105

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 689,658,549 Shares outstanding, as of April 8, 2024, which is the total number of Shares outstanding disclosed by the Issuer to Starboard in connection with the Agreement defined and described in Item 4 above.

A.	Starboard V&O III Fund
(a)	As of the close of business on April 18, 2024, Starboard V&O III Fund beneficially owned 32,248,050 Shares.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 32,248,050
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 32,248,050
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O III Fund has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
B.	Starboard S LLC
(a)	As of the close of business on April 18, 2024, Starboard S LLC beneficially owned 3,806,900 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,806,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,806,900
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC Fund has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
C.	Starboard C LP
(a)	As of the close of business on April 18, 2024, Starboard C LP beneficially owned 2,943,580 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,943,580
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,943,580
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
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CUSIP No. 015857105

D.	Starboard X Master II
(a)	As of the close of business on April 18, 2024, Starboard X Master II beneficially owned 8,262,627 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 8,262,627
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,262,627
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard X Master II has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
E.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP and Starboard X Master II, may be deemed the beneficial owner of the (i) 2,943,580 Shares owned by Starboard C LP and (ii) 8,262,627 Shares owned by Starboard X Master II.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 11,206,207
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,206,207
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
F.	Starboard L Master
(a)	As of the close of business on April 18, 2024, Starboard L Master beneficially owned 1,658,475 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,658,475
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,658,475
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L Master has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 1,658,475 Shares owned by Starboard L Master.

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CUSIP No. 015857105

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,658,475
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,658,475
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
H.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 2,943,580 Shares owned by Starboard C LP, (ii) 8,262,627 Shares owned by Starboard X Master II and (iii) 1,658,475 Shares owned by Starboard L Master.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 12,864,682
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,864,682
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
I.	Starboard G LP
(a)	As of the close of business on April 18, 2024, Starboard G LP beneficially owned 7,679,719 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 7,679,719
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,679,719
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard G LP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
J.	Starboard G GP
(a)	Starboard G GP, as the general partner of Starboard G LP, may be deemed the beneficial owner of the 7,679,719 Shares owned by Starboard G LP.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 7,679,719
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,679,719
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 015857105

(c)	Starboard G GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
K.	Starboard A LP
(a)	Starboard A LP, as the managing member of Starboard G GP and the general partner of Starboard V&O III Fund, may be deemed the beneficial owner of the (i) 7,679,719 Shares owned by Starboard G LP and (ii) 32,248,050 Shares owned by Starboard V&O III Fund.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 39,927,769
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 39,927,769
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
L.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 7,679,719 Shares owned by Starboard G LP and (ii) 32,248,050 Shares owned by Starboard V&O III Fund.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 39,927,769
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 39,927,769
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
M.	Starboard Value LP
(a)	As of the close of business on April 18, 2024, 5,541,649 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O III Fund, Starboard C LP, Starboard L Master, Starboard G LP, Starboard X Master II and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 32,248,050 Shares owned by Starboard V&O III Fund, (ii) 3,806,900 Shares owned by Starboard S LLC, (iii) 2,943,580 Shares owned by Starboard C LP, (iv) 1,658,475 Shares owned by Starboard L Master, (v) 7,679,719 Shares owned by Starboard G LP, (vi) 8,262,627 Shares owned by Starboard X Master II, and (vii) 5,541,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

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CUSIP No. 015857105

(b)	1. Sole power to vote or direct vote: 62,141,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 62,141,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP through the Starboard Value LP Account has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
N.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 32,248,050 Shares owned by Starboard V&O III Fund, (ii) 3,806,900 Shares owned by Starboard S LLC, (iii) 2,943,580 Shares owned by Starboard C LP, (iv) 1,658,475 Shares owned by Starboard L Master, (v) 7,679,719 Shares owned by Starboard G LP, (vi) 8,262,627 Shares owned by Starboard X Master II, and (vii) 5,541,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 62,141,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 62,141,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
O.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 32,248,050 Shares owned by Starboard V&O III Fund, (ii) 3,806,900 Shares owned by Starboard S LLC, (iii) 2,943,580 Shares owned by Starboard C LP, (iv) 1,658,475 Shares owned by Starboard L Master, (v) 7,679,719 Shares owned by Starboard G LP, (vi) 8,262,627 Shares owned by Starboard X Master II, and (vii) 5,541,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 62,141,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 62,141,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
P.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 32,248,050 Shares owned by Starboard V&O III Fund, (ii) 3,806,900 Shares owned by Starboard S LLC, (iii) 2,943,580 Shares owned by Starboard C LP, (iv) 1,658,475 Shares owned by Starboard L Master, (v) 7,679,719 Shares owned by Starboard G LP, (vi) 8,262,627 Shares owned by Starboard X Master II, and (vii) 5,541,649 Shares held in the Starboard Value LP Account.

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CUSIP No. 015857105

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 62,141,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 62,141,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
Q.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 32,248,050 Shares owned by Starboard V&O III Fund, (ii) 3,806,900 Shares owned by Starboard S LLC, (iii) 2,943,580 Shares owned by Starboard C LP, (iv) 1,658,475 Shares owned by Starboard L Master, (v) 7,679,719 Shares owned by Starboard G LP, (vi) 8,262,627 Shares owned by Starboard X Master II, and (vii) 5,541,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 62,141,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 62,141,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
R.	Mr. Carter
(a)	As of the close of business on April 18, 2024, Mr. Carter beneficially owned 2,071 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,071 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,071 4. Shared power to dispose or direct the disposition: 0
(c)	The transaction in the Shares by Mr. Carter since the filing of Amendment No. 4 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
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CUSIP No. 015857105

S.	Mr. Lopez
(a)	As of the close of business on April 18, 2024, Mr. Lopez beneficially owned 2,850 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,850 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,850 4. Shared power to dispose or direct the disposition: 0
(c)	The transaction in the Shares by Mr. Lopez since the filing of Amendment No. 4 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
T.	Mr. Schriesheim
(a)	As of the close of business on April 18, 2024, Mr. Schriesheim beneficially owned 52,615 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 52,615
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 52,615
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Mr. Schriesheim since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

In addition to the Shares beneficially owned by the Reporting Persons as set forth in this filing, and while the Reporting Persons have no current knowledge of the following holdings, the Reporting Persons understand that Toronto Dominion Bank and TD Asset Management Inc. (together, “TD”) had investment discretion over 20,506,888 Shares, listed call options with respect to 488,800 Shares and listed put options with respect to 138,700 Shares as of December 31, 2023, which would represent beneficial ownership over approximately 3.0% of the outstanding Shares as of such date, as such information was set forth in the Form 13F-HR filings filed by TD on February 14, 2024 and February 12, 2024. As reported in the Form ADV filed by Starboard Value LP, Toronto Dominion Bank is included as an indirect control person under Schedule B/C Indirect Owners of the Form ADV as a result of the closing of the acquisition of Cowen Inc. by Toronto Dominion Bank. The validity of the indirect transfer of Cowen Inc.’s ownership interest in Starboard Value LP is subject to an ongoing dispute. The Reporting Persons disclaim the existence of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with TD or any other person other than the other Reporting Persons.

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CUSIP No. 015857105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 18, 2024, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On April 18, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 5 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement by and among Starboard Value and Opportunity Master Fund III LP, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard X Master Fund II LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard G Fund, L.P., Starboard Value G GP, LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld and Algonquin Power & Utilities Corp., dated April 18, 2024.
99.2	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund III LP, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard X Master Fund II LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard G Fund, L.P., Starboard Value G GP, LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated April 18, 2024.

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CUSIP No. 015857105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2024

STARBOARD VALUE AND OPPORTUNITY MASTER FUND III LP

By: Starboard Value A LP,

its general partner

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD X MASTER FUND II LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD G FUND, L.P

By: Starboard Value G GP, LLC,

its general partner

STARBOARD VALUE G GP, LLC

By: Starboard Value A LP,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

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CUSIP No. 015857105

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld, Brett C. Carter, Christopher Lopez and Robert A. Schriesheim

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CUSIP No. 015857105

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased	Price($)	Date of Purchase

BRETT C. CARTER

Purchase of Common Stock	2,071	$6.0400	03/25/2024

CHRISTOPHER LOPEZ

Purchase of Common Stock	2,850	CAD$8.2800	03/25/2024

ROBERT A. SCHRIESHEIM

Purchase of Common Stock	17,777	$6.2000	03/22/2024
Purchase of Common Stock	34,838	$6.2000	03/22/2024